

Mail Stop 3561

November 6, 2009

Manny Mashouf
Chief Executive Officer
bebe stores, inc.
400 Valley Drive
Brisbane, California 94005

> **Re:**   **bebe stores, inc.**
> **Form 10-K for fiscal year ended July 4, 2009**
> **Filed September 17, 2009**
> **File No. 000-24395**

Dear Mr. Mashouf:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanation. In one comment we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the other comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page 18

1.   Please include in future filings an "Overview" section that offer investors an introductory understanding of bebe stores or explain why one is not required.

Grants of Plan Based Awards, page 19

2.   Please explain why the Cash Incentive Plan was not included in the Grants of Plan Based Awards Table.

* * * * *

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to John Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director